

03054937

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

amended

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00



SEC MAIL PROCESSING
RECEIVED
OCT 08 2003
WASH. D.C. SECTION

SEC FILE NUMBER
8-50709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CentreInvest, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 45th FL
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Slava Yevin (212) 809-8707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scillia, Dowling & Natarelli, LLC
(Name – *if individual, state last, first, middle name*)

555 Long Wharf Drive (Address), New Haven (City), CT (State) 06511 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Svyatoslav Yenin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centre Invest, Inc, as of 10/7, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIH-KAI SU
No. 01SU6063952
Notary Public, State of New York
Qualified in Nassau County
My Commission Expires 9/1/05

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


NASD

September 24, 2003

Mr. Mike Antuono
Centre Invest, Inc.
140 Broadway, 45th Floor
New York, NY 10005

Dear Mr. Antuono:

This acknowledges receipt of your June 30, 2003, annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The audit report that was submitted appears deficient in that it did not contain the following:

1). A Report describing any material inadequacies found to exist or If none existed, a statement so stating.

Therefore, based on the abovementioned, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately submit copies of all above requested documents to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

You are requested to submit your response by October 8, 2003. If you have any questions, please contact the undersigned at 212-858-4244.

Sincerely,

Denise Beaver
Sr. Compliance Examiner

DB:ec

New York District Office
One Liberty Plaza
New York, New York
10006

tel 212 858 4000
www.nasd.com

CENTREINVEST, INC.

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Year ended June 30, 2003

CENTREINVEST, INC.

TABLE OF CONTENTS

SCILLIA DOWLING & NATARELLI LLC

REPORT OF INDEPENDENT AUDITORS

To the Shareholders
CentreInvest, Inc.
New York, New York

We have audited the accompanying statement of financial condition of CentreInvest, Inc., a subsidiary of Intelsa Investments Limited, as of June 30, 2003 and the related statements of changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CentreInvest, Inc. as of June 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations, thereby resulting in the erosion of its capital base and, during the year ended June 30, 2003, incurred a regulatory net capital deficiency, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these maters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sicilia Dowling & Natarelli LLC

New Haven, Connecticut
August 29, 2003

CENTREINVEST, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2003

ASSETS

CURRENT ASSETS	
Cash	$ 8,318
Receivable from Broker	52,594
Stock subscriptions receivable	25,000
Securities owned, at market value	32,532
Property and equipment, at cost, net of accumulated depreciation and and amortization of $154,865	24,912
Due from Parent	14,749
	$ 158,105

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 77,462
SHAREHOLDERS' EQUITY	
Preferred stock, no par value; authorized 500 shares, none issued	
Common stock, no par value; authorized 5,000 shares, issued and outstanding 4,271shares	3,075,336
Accumulated deficit	(2,994,693)
	80,643
	$ 158,105

See notes to financial statements.

CENTREINVEST, INC.
STATEMENT OF OPERATIONS
Year ended June 30, 2003

REVENUE	
Net gain from principal securities transactions	$ 22,635
Commissions	7,663
Interest and dividends	1,244
Total revenue	31,542
EXPENSES	
Compensation and benefits	214,137
Occupancy	197,014
Professional fees	85,208
Communication	26,626
Floor brokerage, commissions and clearing fees	5,983
Other	66,891
Total expenses	595,859
NET LOSS	$ (564,317)

See notes to financial statements.

CENTREINVEST, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended June 30, 2003

	Total	Common Stock	Accumulated Deficit
SHAREHOLDERS' EQUITY, July 1, 2002	$ 178,877	$ 2,609,253	$ (2,430,376)
Issuance of common shares Stock subscriptions receivable	466,083	466,083	-
Net loss	(564,317)	-	(564,317)
SHAREHOLDERS' EQUITY, June 30, 2003	$ 80,643	$ 3,075,336	$ (2,994,693)

See notes to financial statements.

CENTREINVEST, INC.
STATEMENT OF CASH FLOWS
Year ended June 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (564,317)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	27,470
Changes in assets and liabilities:	
Receivables from broker	(459)
Securities owned, at market value	94,487
Other assets	(10,009)
Accrued expenses and other liabilities	(13,069)
Net cash used in operating activities	(465,897)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	441,083
NET DECREASE IN CASH	(24,814)
CASH, Beginning	33,132
CASH, End	$ 8,318
SUPPLEMENTAL DISCLOSURES OF CASH PAYMENTS	
Income taxes	$ -

NONCASH TRANSACTION

During 2003 the Company issued 100 shares by recognizing a stock subscription receivable of $25,000.

See notes to financial statements.

CENTREINVEST, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CentreInvest, Inc. (the Company) is a 98 percent owned subsidiary of Intelsa Investments Limited (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and a member of the National Association of Securities Dealers, Inc. (the NASD).

The Company is engaged in the proprietary trading of securities. The Company acts as an introducing broker with respect to domestic and certain foreign securities transactions.

The Company records transactions in securities and related revenue and expenses on a trade-date basis. Dividends are accrued on the ex-dividend date.

Securities owned are stated at quoted market values, with the resulting unrealized gains and losses reflected in operations.

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Management individually reviews all the accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Depreciation of furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets ranging from five to seven years. Leasehold improvements are amortized over the term of the lease.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE 2 — RECEIVABLE FROM BROKER

The clearing and depository operations for the Company's domestic proprietary transactions are provided by Penson Financial Services, Inc. At June 30, 2003, the securities owned and the receivable from broker reflected in the statement of financial condition are positions carried by and amounts due from this clearing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of June 30, 2002, there were no material unsecured amounts owned to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

Investments in securities are subject to margin requirements.

CENTREINVEST, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 — PROPERTY AND EQUIPMENT

Property and equipment, at cost, consists of the following:

Office equipment	$	99,313
Furniture and fixtures		36,693
Leasehold improvements		43,771
		179,777
Less accumulated depreciation and amortization		154,865
	$	24,912

NOTE 4 — NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 6 2/3 percent of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2003, the Company had a net capital of $12,097, which represented a deficiency of $(87,903) on the minimum net capital requirement of $100,000.

NOTE 5 — COMMITMENTS

The Company is obligated under a noncancelable operating lease for office space expiring on April 30, 2008. The lease contains provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under the aforementioned lease are as follows:

Years ending June 30,		
2004	$	140,583
2005		140,818
2006		138,541
2007		136,914
2008		111,981
	$	668,837

Rent expense for the year ended June 30, 2003 was approximately $156,884.

NOTE 6 — RELATED PARTY TRANSACTIONS

The Company received approximately $7,663 of referral commission income from its Parent and affiliates during the year ended June 30, 2003.

The Company has a receivable of $14,749 from its Parent. The amount is non-interest bearing and short-term in nature.

NOTE 7 — INCOME TAXES

At June 30, 2003, the Company had net operating loss carryforwards for income tax purposes of approximately $2,500,000, which are available to offset future federal, state and local taxable income. The carryforwards resulted in a deferred tax asset of approximately $975,000 at June 30, 2003, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit.

NOTE 8 — GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has sustained net losses of $2,994,693 from its inception through June 30, 2003. In addition, the Company failed to maintain its minimum net capital requirement during the year ended June 30, 2003. Upon discovery of the deficiency, the Company temporarily ceased engaging in securities activities except for liquidating transactions. The Company intends to resume operations once it has obtained sufficient net capital. Management of the Company expects to receive funds from its Parent and/or from its affiliates, which are expected to provide the Company with sufficient regulatory net capital.

SCILLIA
DOWLING &
NATARELLI LLC

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

To the Shareholders
CentreInvest, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of CentreInvest, Inc. (the Company), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants and Consultants
Maritime Center ■ 555 Long Wharf Drive ■ New Haven, CT 06511 ■ 203.787.8600 ■ fax 203.787.8604
Goodwin Square ■ 225 Asylum Street ■ Hartford, CT 06103 ■ 860.241.8962 ■ fax 860.241.9157

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities and Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sillia Dowling & Natarelli LLC

New Haven, Connecticut
August 29, 2003

CENTREINVEST, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

Year ended June 30, 2003

CREDITS	
Shareholders' equity	$ 80,643
DEBITS	
Nonallowable assets	
Fixed assets	24,912
Stock subscriptions receivable	25,000
Other assets	18,049
Other deductions and/or charges	-
Total debits	67,961
Net capital before haircuts on security positions	12,682
HAIRCUTS ON SECURITY POSITIONS	585
Net capital	12,097
MINIMUM NET CAPITAL REQUIREMENT - the greater of 6 2/3 percent of aggregate indebtedness of $77,462, or $100,000	100,000
Excess net capital	$ (87,903)
AGGREGATE INDEBTEDNESS - accrued expenses and other liabilities	$ 77,462
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	6.10 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in part IIA of Form X-17A-5 as of June 30, 2003 which was filed on July 22, 2003):	
Net capital, as reported in Company's part IIA (unaudited) FOCUS report	$ 51,384
Audit adjustments	39,287
Increase in other deductions and/or charges	-
Net capital, per above	$ 12,097